GEORESOURCES, INC.
110 Cypress Station Drive, Suite 220
Houston, Texas 77090-1629
Telephone 281-537-9920

July 21, 2010

VIA EDGAR

Anne Nguyen Parker, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:          GeoResources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010

Proxy Statement on Schedule 14A
Filed April 28, 2010
File No. 000-08041

Dear Ms. Parker:

We received and reviewed your follow-up comment letter dated July 2, 2010, related to the above referenced filings.  For your ease of your reviewing reference, below are the comments of the Commission Staff (in bold) followed by our responses.

General

(1)
Please amend your filings as indicated in your response.  We remind you that we will not be able to accelerate the effectiveness of your outstanding post-effective amendment file number 333-155681 until you have cleared comments on your Form 10-K and related filings.

Response: We acknowledge the comment and will be filing an amendment to our Form 10-K for the Fiscal Year Ended December 31, 2010, shortly.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

(2)
We note your response to our comments and your commitment to make the revisions to your disclosure.  Please amend your filings to include the proposed revisions, including disclosure required pursuant to Item 1202(a)(8) of Regulation S-K.

Response: We acknowledge the comment and will be filing an amendment to our Form 10-K for the Fiscal Year Ended December 31, 2010, shortly.

Schedule 14A
Compensation Discussion and Analysis, page 13

(3)
We note your response to our prior comment 11 and reissue the comment in part. Please revise your disclosure to provide the peer companies your compensation committee uses to assist it in making compensation decisions, such as with respect to base salary.  In addition, include the information presented in your response.  Specifically, disclose that the periodic reviews of data about the compensation of executives in the oil and gas industry is not an indispensible part of the analysis, and that you review companies that have typically been significantly larger than you, on both a revenue and market capitalization basis.  In addition, please clarify how the elements of your executive compensation are “comparable” to your industry competitors, given the difference in size.

Response: In future we will expand our disclosure to include the items noted in the comment.  We have included a proposed expanded disclosure below.

The Compensation Committee periodically reviews data about the types and amounts of compensation of executives in the domestic exploration and production oil and gas industry but does not conduct an in-depth review of comparable companies.  Based on these reviews, we believe that the elements of our executive compensation program, which include base salary, long-term incentive compensation in the form of stock options, and annual incentive compensation, are comparable to those offered by our industry competitors.  The Compensation Committee reviewed the compensation of selected peer companies for discussion purposes for use as part of its compensation evaluation process.  The peer companies were selected based on an assessment and determination that they are reasonably comparable to the Company in terms of business scope and objectives in the domestic oil and gas exploration and production industry, market capitalization and total annual revenues.  The following companies comprise the peer group selected by the Compensation Committee: Crimson Exploration, Inc.; Double Eagle Petroleum Co.; Warren Resources, Inc.; and Callon Petroleum Company.  The Compensation Committee compared the elements of compensation and noted that salaries and total compensation for the Company’s named executive officers were lower than salaries for the comparable named executives in the peer group. It should be noted, however, that the periodic reviews of compensation data relating to executives in the domestic exploration and production oil and gas industry are not an indispensible part of the Compensation Committee analysis because many publicly held companies in this group have typically been significantly larger than the Company on both a revenue and market capitalization basis and these companies typically have more complex executive compensation programs than ours.  The Compensation Committee may make modifications to the peer group from time to time due to consolidations within, and to accommodate new companies entering, the domestic oil and gas exploration industry, or for other reasons.  The Compensation Committee may also conduct broader reviews of executive compensation data within our industry.  The Compensation Committee will continue to monitor the appropriateness of the peer group and make broad surveys of the domestic exploration and production oil and gas sector, with the primary objective of utilizing a peer group that provides for appropriate comparison of the Company to assist in formulating amounts of compensation that maintains the Company’s ability to compete for and retain its executive officers.  The Compensation Committee does not formally “benchmark” the compensation to our executive officers against the compensation of executives in the peer group or any other companies in the domestic exploration and production oil and gas industry.

Discretionary Annual Incentive Compensation, page 14

(4)
We note your response to our prior comment 12, that the company’s discretionary annual incentive compensation is determined based on an analysis of your named executive officers’ hard work, individual responsibility and productivity, and on the company’s reserve growth, performance and profitability.  Please provide a sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards, in particular with regard to your reserve growth, performance and profitability.

Response: In future we will expand our disclosure to include the items noted in the comment.  We have included a proposed expanded disclosure below.

The Company’s compensation includes discretionary annual incentive compensation to its named executive officers.  This compensation consists of annual cash bonuses.  The amount of any executive bonus is based on an analysis of each executive officer’s hard work, individual responsibility and productivity in relation to the Company’s reserve growth, performance and profitability.  The Compensation Committee reviews all of these factors without assigning relative weights to any of them.

Similar to base salaries, the Compensation Committee solicits on the advice of our Chief Executive Office, Mr. Lodzinski, in determining annual incentive compensation for our named executive officers other than Mr. Lodzinski.  The Compensation Committee reviews, taking into account the Chief Executive Officer’s recommendations, the annual incentive compensation for the named executive officers (except for the Chief Executive Officer) in the first quarter of each year for the prior fiscal year.  The Compensation Committee reviews and analyzes the recommendations for all named executives from the Chief Executives Officer (other than the Chief Executive Officer) and approves and grants the bonuses as it deems appropriate.

Quantitatively, the Committee reviews reserve growth, performance and profitability on a year over year basis, but it does not assign relative weights to these factors.  The Committee reviews each named executive’s contribution to these results based primarily on advice given to the Compensation Committee by the Chief Executive Officer.  These are broad parameters and any given individual’s contribution to increases in reserve growth, company performance and profitability ultimately is determined qualitatively.  If for example, an executive worked very hard on an acquisition of oil and gas properties, the Compensation Committee would take this factor into account although overall reserve growth may not be better than average.  Also, if an executive helped reduce the Company’s operating costs on a per barrel of oil equivalent, the Compensation Committee would likely recognize this achievement in its determination of a cash bonus.

We acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding this letter, please contact the undersigned at 281.537.9920.

Very truly yours,
GeoResources, Inc.

By: /s/ Howard E. Ehler

Howard E. Ehler, Chief Financial Officer